David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Tel. (516) 887-8200
Fax (516) 887-8250

January 10, 2009

VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael R. Clampitt, Esq.

Re:	Map Financial Group, Inc. (the “Registrant”) Amendment No. 4 to Form S-1 Registration Statement File Number 333-153726

Dear Mr. Clampitt:

     Today we have filed Amendment No. 4 to the above referenced registration statement on behalf of the Registrant, and herewith enclose three marked copies of Amendment No. 4 (showing the changes from Amendment No. 3) in order to help expedite the review process. Set forth below please find the Registrant’s response to the comments of the staff of the Securities and Exchange Commission included in your letter dated December 17, 2008. For convenience, the text of each comment appears above the Registrant’s response.

Form S-1
Accounts Receivable, Loss History, Credit Quality and Ageing of Receivables, page 36

1.	Please revise to include an aging table as of your most recent balance sheet date. Also, please provide us with an aging table as of July 31, 2008. In your aging table, please provide the amount of receivables greater than 180 days, if applicable. If you have any receivables greater than 180 days, please tell us why you believe they are still collectible.

Response: An aging table as of September 30, 2008, the most recent balance sheet date, has been included on page 37 of Amendment No. 4. The aging table as of July 31, 2008 is set forth below. Pursuant to the Registrant’s new policy, which is described in more detail below, an allowance for doubtful accounts has been established for 100% of balances 180 days past due. Since collection efforts through December 31, 2007 yielded a 97.7% recovery rate, the Registrant continues to evaluate 180 day past due accounts on a case by case basis and may pursue collections in certain such cases despite the establishment of the allowance.

7/31/2008	$USD
	1-30	31-60	61-90	91-120	121-150	151-180	180	+	TOTAL
Antigua	9,207	8,210	1,815	2,383	2,492	2,315	14,288		40,710
Dominica	18,797	12,896	2,089	3,446	3,041	2,683	28,001		70,954
Grenada	14,170	2,983	1,158	668	424	78	531		20,013
St. Lucia	18,925	26,911	3,802	13,153	10,645	8,533	22,173		104,140
St. Vincent	12,037	8,941	1,732	1,795	1,341	730	297		26,874
TOTAL	73,136	59,942	10,596	21,444	17,943	14,340	65,291		262,691

2.	Please tell us why you believe your accounting policy of not writing off receivables that are older than 120 days until all collection efforts have failed is considered in accordance with generally accepted accounting principles.

Response: In response to the Commission’s comments, the Registrant re-evaluated its receivables aging and the status of its past due receivables. As a result of its examination, the Registrant determined that its bad debt exposure was greater than previously estimated. Consequently, the Registrant has re-evaluated its policies regarding bad debts and has changed its accounting for bad debts to the allowance method, as required by generally accepted accounting principles. Under the new policy, the Registrant establishes reserves for 100% of balances 180 days past due, 50% of balances 150 days past due, and 3% of all other accounts receivable. The 3% is a conservative estimate based on the Registrant’s historical experience, in that it has collected 97.7% of all loans advanced through December 31, 2007. Since collection efforts normally have not commenced until installments were approximately 120 days past due and the Registrant has generally been overwhelmingly successful once collection efforts were initiated, management decided to use the 3% allowance rate on all receivables under 150 days past due, and only reserve amounts more than 150 days past due at higher rates.

3.	As a related matter, please tell us why you would not write off receivables at 180 days past due which appears to be a common industry practice of other companies operating in your industry regardless of jurisdiction of operation, collection challenges, and other unique operating conditions, etc.

Response: Under its new policy, the Registrant has established reserves for 100% of balances 180 days past due.

4.	Please revise to disclose the collection process and when you make the determination that all collection efforts have failed, including the maximum number of days you would continue attempting to collect before you would deem the amount uncollectible leading to a write-off of the balance.

Response: Disclosure has been added under the caption Aging of Receivables and Collection Process in the Management’s Discussion and Analysis section of Amendment No. 4 describing the collection process. In light of the Registrant’s new policy of establishing reserves for past due balances, as described above, allowances are automatically made for 100% of 180 day past due balances, 50% of balances 150 days past due, and 3% of all other accounts receivable. Collection efforts are pursued until the Registrant’s counsel and collection agents advise that accounts cannot be collected without unreasonable expense.

5.	Please revise to disclose how the current negative environmental conditions have impacted your business.

Response: The current negative environmental conditions have not had any significant impact on the Registrant’s business to date. Borrowings under the Registrant’s $10 million Master Loan Agreement with MapCash Management, Ltd. have not been limited as a result of recent developments in the credit markets, and no limitation on such borrowings in the future is anticipated. Although demand for the Registrant’s loans has not been affected to date, the Registrant recognizes that borrowers may become unemployed as a result of layoffs and has taken steps to minimize the number of borrowers who are employed by especially vulnerable industries, such as the tourism industry. Disclosure has been added on page 22 of Amendment No. 4 describing this.

6.	In your response to comment 3 of our letter dated December 11, 2008, you state you have recently hired personnel dedicated to collections. Please tell us if your collections have improved since hiring the personnel and if so quantify how your collections have improved since the hiring. Please also tell us the date you hired the personnel.

Response: The Registrant cannot currently determine whether or not collection efforts have improved since the hiring of dedicated collections personnel. The majority of such personnel joined in the latter part of 2008, additional personnel will be retained in the first quarter of the current fiscal year, and the Registrant is in the process of developing systems to track improvements in collection efforts directly related to the hiring of such personnel and developing their training programs. The Registrant believes that it will be able to assess the impact of hiring and training efforts in the middle of 2009.

In Antigua, one collections employee was hired in November 2008; in St. Lucia, one collections employee was hired in October 2008, one was hired in November 2008 and one was hired in December 2008; in the Commonwealth of Dominica, one collections employee was hired in November 2008, two existing employees were assigned to collections on a part-time basis in December 2008 (one of whom has since resigned), and one collections employee was hired in February 2009; and in St. Vincent and the Grenadines, one collections employee was hired in October 2008.

7.	In your response to comment 3 of our letter dated December 11, 2008, you state you have taken aggressive legal pursuit of claims against past due debtors. Please explain to us and revise your filing to state at what point you pursue legal claims against past due debtors and quantify how your collections have improved from this process.

Response: The Registrant’s determination to pursue legal claims against past due debtors is a function of the associated costs, the likelihood of recovery and the amount of expected recovery, which vary from country to country. In St. Lucia, where 15 cases have been brought since October 2008, an average past due balance of approximately $550 normally justifies legal action. In the Commonwealth of Dominica, where claims can be filed by our employees without the assistance of counsel and the associated expenses tend to be lower, cases are usually brought for past due balances of $370 or more. To date, no legal actions have been taken against past due debtors in Antigua, St. Vincent and the Grenadines or Grenada, where the Registrant is in the process of negotiating viable fee structures with local collections attorneys.

8.	Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X and include a current consent of the independent accountant in any amendment.

Response: We acknowledge the updating requirements of Rule 3-12 of Regulation S-X and have included a current consent of the independent accountant as Exhibit 23.1 to Amendment No. 4.

     In the event that the Registrant requests acceleration of the effective date of the pending registration statement, it will furnish a letter to the Securities and Exchange Commission making the required acknowledgements regarding further action by the Commission and its responsibility for the adequacy and accuracy of the disclosure in the registration statement.

     Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

Michael Sufott

cc:	Samuel Rosenberg, CFO Map Financial Group, Inc.